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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         AMENDMENT NO. 1 TO SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                    UST CORP.
                         (formerly Walden Bancorp, Inc.)
                                (Name of Issuer)

                         Common Stock ($.625 par value)
                         (Title of Class of Securities)

                                    902900109
                                 (CUSIP Number)

                            Jill D. Cookman, Attorney
                            W. R. Berkley Corporation
                                165 Mason Street
                            Greenwich, CT 06836-2518
                                 (203) 629-3000

(Name, Address and Telephone number of Person Authorized to Receive Notices and
                                Communications)

                                 January 3, 1997
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

         Check the following box if a fee is being paid with this statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the
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liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902900109

(2)      Check the Appropriate Box if a Member of a Group. (See Instructions):
         (a)
         (b) X
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(3)      SEC use Only

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(4)      Source of Funds (See Instructions):  AF

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(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e):

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(6)      Citizenship or Place of Organization:  Delaware

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Number of Shares              (7)  Sole Voting Power: 557,650
Beneficially Owned            (8)  Shared Voting Power:  0
by Each Reporting             (9)  Sole Dispositive Power:  557,650
Person With                   (10)  Shared Dispositive Power:  0

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(11)     Aggregate Amount Beneficially Owned by Each Reporting Person:  557,650

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(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions):

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(13)     Percent of Class Represented by Amount in Row (11):  3.11%

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(14)     Type of Reporting Person (See Instructions):  HC

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Item 1.           Security and Issuer.

         This Statement relates to the common stock, par value $.625 per share (the "Shares"), of UST Corp., a Massachusetts corporation (formerly Walden Bancorp, Inc.) (the "Issuer"). According to the Issuer's Form 10-Q for the period ended September 30, 1996, the Issuer's principal executive offices are located at 40 Court Street, Boston, MA 02108. The filing person owned 293,500 shares of Walden Bancorp, Inc., which was acquired in January 1997 by Issuer, resulting in a tax-free exchange of 1.9 shares of the Issuer for each share of Walden Bancorp, Inc. common stock.

Item 2.           Identity and Background.

         (a)      W. R. Berkley Corporation ("Berkley")

         (b)      165 Mason Street, Greenwich, Connecticut 06830.

         (c)      Berkley is a Delaware corporation incorporated January 20,
                  1970.

Berkley is a holding company which, through its subsidiaries, operates in all segments of the insurance industry. The units are grouped for management purposes in five segments according to market served: regional property casualty insurance; reinsurance; specialty insurance; alternative markets; and International.

                  Reference is made to the current list of the directors and executive officers of Berkley appearing as Item 10 on pp. 52-54 of Berkley's Form 10-K attached hereto as Exhibit A. The following changes are not reflected in the Form 10-K attached:

                  On December 3, 1996 Scott M. Cunningham retired from the Board of Directors of Berkley.

                  On May 21, 1996, the Board of Directors of Berkley elected H. Raymond Lankford, Jr. to the office of Senior Vice President - Alternative Markets Operations effective May 1,1996. Mr. Lankford was President of All American Agency Facilities, Inc. ("All American"), a subsidiary of Berkley, since 1991. He joined All American in 1990.
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                  On September 11, 1996, the Board of Directors of Berkley
elected Jennifer C. Smith to the office of Vice President - Medical Care Management of Berkley effective August 19, 1996. Ms. Smith was also named to the position of President of Berkley Care Network, Inc., a wholly-owned subsidiary of Berkley. Previously, Ms. Smith was Vice President, Occupational Managed Care of Aetna Life & Casualty. She joined Aetna Life & Casualty in 1987.

                  On December 3, 1996, the Board of Directors of Berkley elected Robert P. Cole to the office of Vice President effective October 1,1996. Previously, Mr. Cole served as Senior Vice President, Underwriting at Christiania General Insurance Corporation of New York. He joined Christiania General Insurance Corporation of New York in 1986.

                  Information as to persons owning 10% or more of the voting securities of Berkley is incorporated herein by reference to "Principal Stockholders" in Berkley's Proxy Statement for its Annual Meeting of Shareholders, May 21, 1996, attached hereto as Exhibit B.

         (d) Neither Berkley nor any of the persons listed above have, during the last 5 years, been convicted in a criminal proceeding (excluding traffic violations).

         (e) For general information relating to litigation involving the holding company system, reference is made to Note (5), "Commitments, Litigation and Contingent Liabilities", appearing on page 42 of Berkley's Annual Report on Form 10-K for the year ended December 31, 1995 pursuant to the Securities Exchange Act of 1934.

         (f) Berkley is incorporated in the State of Delaware. Each individual referenced above is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

         Berkley may be deemed to have beneficial ownership of 557,650 Shares. A total
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cash consideration of $3,531,375 was paid for the Walden Bancorp, Inc. shares by ten of Berkley's wholly-owned subsidiaries as listed as follows:
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
         Company                                                  Shares
         Union Insurance Company                                  47,500
         Union Standard Insurance Company                         68,400
         Continental Western Insurance Company                    30,400
         Tri-State Insurance Company of Minnesota                 38,000
         Admiral Insurance Company                                89,300
         Admiral/Signet                                           38,000
         Admiral/FacRe                                            58,900
         Firemen's Insurance Company of Washington, D.C           38,000
         Carolina Casualty Insurance Company                      68,400
         Nautilus Insurance Company                               80,750
                                                                 -------

                                                  TOTAL          557,650

         No part of the consideration was obtained through a loan. The source of the funds was the general working capital of each subsidiary.

Item 4.           Purpose of Transaction.

         These Shares were originally acquired from The One Bancorp which subsequently merged into and became known as Walden Bancorp Inc., which is now merged into Issuer and registered with the SEC. These Shares were acquired as referred to in Item 3. Berkley has acquired the Shares of Issuer in the ordinary course of business and the Shares were not acquired for the purpose of and do not have the effect of changing or influencing the control of Issuer and were not acquired in connection with or as a participant in any transactions having such purpose or effect.

Item 5.           Interest in Securities of the Issuer.

         (a) Berkley may be deemed to have beneficial ownership of 557,650 shares of Issuer which amounts to a 3.11% ownership interest in Issuer.

         (b) Berkley, through its subsidiaries, has the sole power to vote or to direct the vote of 557,650 shares of the Issuer. Berkley, through its subsidiaries, has the sole power to dispose or to direct the disposition of 557,650 shares of the Issuer.
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         (c) The only transaction in the Stock which was effected during the past sixty days by persons named in response to paragraph (a) was the exchange of each share of Walden Bancorp, Inc. for 1.9 shares of Issuer. This exchange resulted in the decrease in the percentage of shares of Issuer owned by Berkley to below 5%.

         (d)      Not applicable.

         (e)      January 3, 1997.

Item 6.           Contracts, Arrangements, Understandings or Relationships With
                     Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships with respect to securities of Issuer.

Item 7.           Material to be Filed as Exhibits.

         Exhibit A - Berkley's Form 10-K for the year ended December 31, 1995.

         Exhibit B - Berkley's Proxy Statement for its Annual Meeting of
                     Shareholders, May 21,1996.

Signature.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1997

W. R. Berkley Corporation



By: /s/ James G. Shiel
    ---------------------------
Name:   James G. Shiel
Title:  Senior Vice President - Investments